Filed by Silver Spike Investment Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Chicago Atlantic Loan Portfolio, LLC

On May 10, 2024, Silver Spike Investment Corp. (“SSIC” or the “Company”) held a conference call to discuss SSIC’s financial results for the first quarter ended March 31, 2024. The conference call contained information regarding SSIC’s proposed acquisition from Chicago Atlantic Loan Portfolio, LLC (“CALP”) of a portfolio of loans (the “CALP Loan Portfolio”) in exchange for newly-issued shares of SSIC’s common stock (the “Loan Portfolio Acquisition”). The following is the transcript of the conference call:

Silver Spike Investment Corp. (Q1 2024 Earnings)

May 10, 2024

Corporate Speakers:

•	Scott Gordon; Silver Spike Investment Corp.; Chairperson of the Board of Directors, Chief Executive Officer

•	Umesh Mahajan; Silver Spike Investment Corp.; Chief Financial Officer

Participants:

•	Michael Lavery; Piper Sandler Companies; Analyst

•	Pablo Zuanic; Zuanic & Associates LLC; Analyst

PRESENTATION

Operator

Good day and thank you for standing by. Welcome to Silver Spike Investment Corporation First Quarter 2024 Earnings Conference Call. At this time all participants are in a listen-only mode. After the speaker’s presentation, there will be a question and answer session. (Operator Instructions). Please be advised that today's conference is being recorded. I would now like to hand the conference over to your speaker today, Umesh Mahajan, Chief Financial Officer. Please go ahead.

Umesh Mahajan

Good morning. This is Umesh Mahajan, CFO of Silver Spike Investment Corp. With me here today is Scott Gordon, CEO of Silver Spike Investment Corp.

Welcome to Silver Spike’s earnings conference call and live webcast for the first quarter ended March 31, 2024. Silver Spike’s financial results for the first quarter ended March 31, 2024 were released yesterday and can be accessed from our website at ssic.silverspikecap.com. A replay of the call will also be available on our website.

Before we begin, I would like to remind everyone that certain statements that are not based on historical facts made during this call, including any statements related to financial guidance, may be deemed forward-looking statements under federal securities laws.

Because these forward-looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. We encourage you to refer to our most recent SEC filings for information on some of these risk factors.

Silver Spike assumes no obligation or responsibility to update any forward-looking statements. Please note that the information reported on this call speaks only as of today, May 10, 2024. Therefore, you are advised that time-sensitive information may no longer be accurate at the time of any replay or transcript reading.

So, good morning again and thank you all for joining. We released our results yesterday along with our 10-Q and there is a management presentation deck attached to the 8-K that was filed and made available this morning.

Those who have joined us on this morning’s webcast should also see a link to the slides that we will use for our discussion today. We may refer to the slides by numbers for your reference. I’ll cover the presentation slides and then turn it over to Scott Gordon for his thoughts and remarks.

Before we get to the financial highlights for the quarter ended March 31, 2024, a quick recap about the loan portfolio acquisition that we announced in this quarter. On February 20, 2024, the company announced that it entered into a definitive agreement to purchase from Chicago Atlantic Loan Portfolio, LLC, a portfolio of loans in exchange for newly issued shares of the company’s common stock, subject to certain customary closing conditions.

On April 15, 2024, the company filed a registration statement on Form N-14 in connection with this loan portfolio acquisition with the Securities and Exchange Commission, SEC. We are currently anticipating this transaction to close in mid-2024.

With that, turning to page three of the presentation for financial highlights for the first quarter, 2024, the gross investment income for this quarter was $2.8 million, compared to $2.5 million in the first quarter last year. Expenses of approximately $0.8 million, excluding the expenses related specifically to the loan portfolio acquisition. Results in investment income, excluding transaction expenses of $2 million, compared to $1.4 million last year.

We have incurred transaction-related expenses of $2.1 million in the quarter, as the definitive agreements were signed in this quarter. Net investment income of negative $0.1 million. Net assets of $84.5 million, down from last year, due to the payment of dividends and the transaction expenses.

On a per share basis, the investment income, excluding the transaction expenses, was $0.33 per share, compared to $0.22 per share last year. Net investment income was negative $0.01 per share. And net asset value at the end of the period, as of March 31, 2024, was $13.60.

Also, the board declared a regular quarterly cash dividend of $0.25 per share. This dividend will be payable on June 28 to stockholders of record on June 20. We will not really go through the subsequent few slides in the slide deck in detail, as we have covered them in the past, and most investors are already familiar with our story.

But turning to page nine, to talk about our origination efforts. Our deal pipeline remains strong. In general, since last quarter of 2023, many of the potential borrowers in the industry have not rushed into borrowing money, as they were watching the interest rate movements in the credit markets, as well as the developments on the rescheduling of cannabis to Schedule 3.

We’ve used that time period towards due diligence and underwriting of over 25 borrowers as a part of our loan portfolio acquisition that we announced. And at this point, as the industry continues to grow, good operators in the industry have started revisiting their growth and expansion plans, and have started thinking about raising more capital to support their plans. We have an active dialogue with many of the best operators in the industry, and have an active pipeline of over $425 million.

On page 11, we show our portfolio summary as of March 31. There have been no new investments in this quarter. As you can see at the top of the page, we have over $54 million, almost $55 million invested, with an average yield to maturity of about 18%.

A few points we’d like to reiterate about this portfolio. First, all of our positions are first lien loans or secured bonds. None of these loans or bonds are in non-accrual status. Over 90% of our invested portfolio is in floating rate loans. And our gross portfolio yield of 18% compares favorably to the broader listed BDC universe. With that, let me pass it on to Scott Gordon for a few remarks.

Scott Gordon

Thanks, Umesh. Just wanted to take a minute and talk about the big industry news of late, which has been the apparent approval by the DEA of the HHS’s recommendation to reschedule cannabis. This has been a widely anticipated move since the HHS announcement last year.

The process timeline, however, is uncertain, and could take up to several years to complete if met with challenges seeking judicial review and or administrative hearings. The change, however, would have a major impact on company cash flows through the elimination of the 280E tax effect. While we view the news as positive, like all legislative initiatives in the cannabis realm, the devil remains in the detail around both timing and implementation.

Given the myriad of ambiguities with respect to that, we believe that the current dynamic of capital constraints in the industry will be largely unchanged. Nor do we extrapolate anything further on the regulatory front because of the rescheduling process. SAFER Act and other pending pieces of reform will muddle as usual and continue to be subject to all of the same vagaries and obstacles that have been present for some time.

As such, we take a mildly optimistic view of the news and maintain some hope that perhaps this time is different. On balance, it’s clearly a step in the right direction. With that, I’ll pass back to Umesh.

Umesh Mahajan

Thank you, Scott. That’s all we had in terms of prepared remarks. We can take questions. Is there anything, Gigi?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Our first question comes from the line of Michael Lavery from Piper Sandler.

Michael Lavery

Thank you. Good morning.

Umesh Mahajan

Good morning, Michael.

Michael Lavery

Regarding the transaction, can you just touch on how it’s progressing and maybe if there’s any regulatory review updates or just your sense of what we should expect as far as that moves along?

Umesh Mahajan

Yes, sure. We have submitted a N-14 statement to the SEC for the review on April 15th. That N-14 is a document that would be used as a proxy as well as providing information on the transaction.

We are expecting that process to take another month or two. It is difficult to estimate the exact times it will take for the completion of this review. But following that review, we will be taking the shareholder vote.

So everything is -- in terms of the ongoing process for approval, everything is going as we had anticipated. We think we should get comments from the SEC on the document in short order. It’s difficult to know exactly when. And we still think that we should be expecting a close on this transaction sometime this summer.

Michael Lavery

Okay, great. That’s helpful. And just as far as rescheduling has been sort of in the spotlight in the industry in recent days, can you give a sense of what the implications would be expected to be for you guys in particular and just how the ramifications of that might look for you?.

Umesh Mahajan

Yes, as Scott mentioned in his remarks, there is clearly the implication of the 280E on the cannabis operators and it’s an extremely positive one.

So the first impact really from our perspective is that our portfolio companies, both the companies that we have in our portfolio right now as well as the companies that are or the borrowers that are in the anticipated portfolio acquisition are going to have much better cash flows and the credit metrics are going to look different. So that’s a positive.

In terms of overall dynamic, the competitive dynamic for the lending industry which we operate in, we do not think that just the announcement and even the ultimate passing of 280E is really going to change the dynamic from a supply and demand for capital for the cannabis operators.

We do not expect the floodgates for capital to open up with this announcement or even with the passing of 280E. And as a result, at least over the next couple of years, we do not anticipate a significant change in either the yields or the overall competitive dynamic.

And we do think that the news has led most of the cannabis operators to rethink their growth plans. The industry continues to grow pretty rapidly and the operators are definitely rethinking, revisiting their plans and then they’re going to need the capital and we will be there to support them.

So from our perspective, we think it’s a positive for our credit metrics of our borrower companies. We think the dynamics, the competitive dynamics doesn’t change for us in the near term or definitely over the next year or two. And it’s positive in the sense that the operators are getting better and are going to start talking about their growth plans in much more earnest.

Michael Lavery

Okay, great. Thank you so much.

Operator

Thank you. One moment for our next question. Our next question comes in the line of Pablo Zuanic from Zuanic and Associates.

Umesh Mahajan

Hey, Pablo. Good morning.

Pablo Zuanic

Morning. Thank you. Two quick questions. One, a follow-up to the prior question. Of course, the 280E news and rescheduling is all positive, right? But does that mean that a lot of operators maybe go on a wait and hold pattern for now and don’t engage until there’s more clarity on when that’s implemented and on the 280E benefits?

I realize that in some states, they may go rec so they may need to expand, although some of them may already have capacity there. So I’m just wondering whether we have a period, maybe almost one year, where the demand side it’s weakened temporarily. I don’t know if you want to comment on that. And then the second -- well, let’s start with that first. Thanks.

Scott Gordon

Yeah, I’ll take that, Pablo. Look, I think we’ve already seen that dynamic since the initial announcement by HHS of the recommendation to switch to reschedule to Schedule 3. And so this has definitely been the backdrop of the market since that announcement, whatever it was, four or five months ago.

And look, I think there’s obviously some degree of hope and an expectation among the operators and our borrowers that this news will sort of drive down borrowing costs and kind of open the floodgate of capital into the market. As Umesh just alluded to, we just don’t see that. I think there are many impediments of the capital constraints in the marketplace.

And 280E wasn’t really sort of among the major factors. The federal illegality and just the nature of the complexity of the industry, I think, are the barriers of keeping capital from coming in, and that’s unchanged. So I think, yes, you’re right that there might be some level of companies out there that might opt to take a more sort of patient wait-and-see approach with the belief that better terms are coming if they do that.

But I also think a lot of the companies that we speak to sort of accept the sober reality of what has been the history of disappointment on many of the legislative things that have happened in the industry, and I think if capital is available to them, they’ll take it.

So a mixed bag, but yes, I could see on the margin where this might take another sort of three to six months of needing to play out for some folks who might want to stay on the sidelines. But we think ultimately you can’t wait forever, and many of the operators have already been waiting for a fairly long time.

So those that have real kind of expansion plans and need that growth capital, I think don’t have a choice.

Pablo Zuanic

Understood. And then just on a separate subject, in terms of the transaction structure, maybe just to clarify, obviously, Chicago Atlantic, it’s a group, right, and your transaction is a group, the holding company. It has nothing to do with a REIT, that’s a public-listed vehicle.

But I’m just trying to understand, in terms of what’s public information, is the idea that that becomes a bit of a sister company for you, that you work together, you coordinate, I’m referring to a REIT, or that’s just a totally separate organization, and your transaction is really with the holding company?

Umesh Mahajan

The two are completely separate, Pablo. You’re right, they’re completely separate, and yes, they’re separate. The REIT is a completely independent entity from the BDC.

Pablo Zuanic

All right. Okay. That’s all I have. Thank you.

Operator

Thank you. (Operator Instructions). At this time, I’m showing no further questions. I would now like to turn the conference back over to Umesh Mahajan for closing remarks.

Umesh Mahajan

Well, thank you, everyone, for joining us for this call. We look forward to keep giving you updates on the transaction and look forward to speaking with you again in the next earnings call. Thank you very much.

Operator

This concludes today’s conference call. Thank you for participating. You may now disconnect.

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition of the Company or the Loan Portfolio Acquisition. The forward-looking statements may include statements as to: future operating results of the Company and distribution projections; business prospects of the Company and the prospects of its portfolio companies; and the impact of the investments that the Company expects to make. In addition, words such as “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Loan Portfolio Acquisition closing; (ii) the ability to realize the anticipated benefits of the Loan Portfolio Acquisition; (iii) the percentage of Company stockholders voting in favor of the proposals submitted for their approval; (iv) the possibility that competing offers or acquisition proposals will be made; (v) the possibility that any or all of the various conditions to the consummation of the Loan Portfolio Acquisition may not be satisfied or waived; (vi) risks related to diverting management’s attention from ongoing business operations; (vii) the risk that stockholder litigation in connection with the Loan Portfolio Acquisition may result in significant costs of defense and liability; (viii) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (ix) risks associated with possible disruption in the operations of the Company or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or global health pandemics, such as the COVID-19 pandemic; (x) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xi) changes in political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets that could result in changes to the value of the Company’s assets; (xii) elevating levels of inflation, and its impact on the Company, on its portfolio companies and on the industries in which it invests; (xiii) the Company’s plans, expectations, objectives and intentions, as a result of the Loan Portfolio Acquisition; (xiv) the future operating results and net investment income projections of the Company; (xv) the ability of Silver Spike Capital, LLC (the “Adviser”) to locate suitable investments for the Company and to monitor and administer its investments; (xvi) the ability of the Adviser or its affiliates to attract and retain highly talented professionals; (xvii) the business prospects of the Company and the prospects of its portfolio companies; (xviii) the impact of the investments that the Company expects to make; (xix) the expected financings and investments and additional leverage that the Company may seek to incur in the future; (xx) conditions in the Company’s operating areas, particularly with respect to business development companies or regulated investment companies; (xxi) the ability of CALP to obtain the necessary consents for, or otherwise identify and obtain additional loans for including in the CALP Loan Portfolio; (xxii) the regulatory requirements applicable to the transaction and any changes to the transaction necessary to comply with such requirements; (xxiii) the satisfaction or waiver of the conditions to the consummation of the transaction, and the possibility in that in connection that the closing will not occur or that it will be significantly delayed; (xxiv) the realization generally of the anticipated benefits of the Loan Portfolio Acquisition and the possibility that the Company will not realize those benefits, in part or at all; (xxv) the performance of the loans included in the CALP Loan Portfolio, and the possibility of defects or deficiencies in such loans notwithstanding the diligence performed by the Company and its advisors; (xxvi) the ability of the Company to realize cost savings and other management efficiencies in connection with the transaction as anticipated; (xxvii) the reaction of the trading markets to the transaction and the possibility that a more liquid market or more extensive analyst coverage will not develop for the Company as anticipated; (xxviii) the reaction of the financial markets to the transaction and the possibility that the Company will not be able to raise capital as anticipated; (xxix) the diversion of management’s attention from the Company’s ongoing business operations; (xxx) the risk of stockholder litigation in connection with the transaction; (xxxi) the strategic, business, economic, financial, political and governmental risks and other risk factors affecting the business of the Company and the companies in which it is invested as described in the Company’s public filings with the SEC and (xxxii) other considerations that may be disclosed from time to time in the Company’s publicly disseminated documents and filings. The Company has based the forward-looking statements included in this communication on information available to it on the date of this communication, and it assumes no obligation to update any such forward-looking statements. Although the Company undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that the Company may make directly to you or through reports that the Company in the future may file with the SEC, including the Proxy Statement/Prospectus, annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving SSIC and CALP, along with the related proposals for which stockholder approval will be sought. In connection with the proposals, SSIC has filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a proxy statement and prospectus of SSIC (the “Proxy Statement/Prospectus”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF SSIC ARE URGED TO READ THE RELEVANT PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE LOAN PORTFOLIO ACQUISITION AND THE PROPOSALS. Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or from SSIC’s website at ssic.silverspikecap.com.

Participants in the Solicitation

SSIC and its directors, executive officers and certain other members of management and employees of the Silver Spike Capital, LLC, as the adviser to SSIC, and its affiliates may be deemed to be participants in the solicitation of proxies from the stockholders of SSIC in connection with the Loan Portfolio Acquisition. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of SSIC stockholders in connection with the Loan Portfolio Acquisition is contained in the Proxy Statement/Prospectus, and other relevant materials filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in the Company or in any fund or other investment vehicle managed by the Adviser or any of its affiliates.